FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 12, 2019, announcing Gilat’s Fourth Quarter and year 2018 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 12, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Reports Strong Growth in Profitability in Q4 2018 and
Fiscal Year 2018, Targets Continued Strong Growth in 2019

Board expects to declare $25 million cash dividend

Petah Tikva, Israel – February 12, 2019 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter and Full Year 2018 Key Financial Highlights:

●	Quarterly revenues were $69.7 million, compared with $82.7 million in Q4 2017. Full year 2018 revenues were $266.4 million versus $282.8 million in 2017.

●	Continued strong profitability:

o	Quarterly GAAP operating income increased to $7.5 million, up 33.1% from Q4 2017. Full year GAAP operating income increased 96.0% to $21.3 million.

o	Quarterly Non-GAAP operating income rose to $7.9 million, an increase of 12.2% from Q4 2017. Full year Non-GAAP operating income was up 36.0% to $25.1 million from 2017.

o
Quarterly GAAP net income was $5.3 million, or $0.09 per diluted share compared with $3.4 million, or $0.06 per diluted share, in Q4 2017.  Full year GAAP net income was $18.4 million, or $0.33 per diluted share, compared with $6.8 million, or $0.12 per diluted share, in 2017. Full year 2018 net income includes a deferred tax benefit of $4.1 million recognized in the third quarter of 2018.

o
Quarterly Non-GAAP net income was $5.7 million, or $0.10 per diluted share, compared to $4.7 million, or $0.09 per diluted share, in Q4 2017. Full year Non-GAAP net income was $18.2 million, or $0.32 per diluted share, compared with $14.6 million, or $0.27 per diluted share, in 2017.

o	Adjusted EBITDA for Q4 2018 increased 17.6% from Q4 2017 to $10.5 million. Full year 2018 Adjusted EBITDA rose 34.6% from 2017 to $35.2 million.

●
Management objectives for 2019: revenue range between $275 million to $295 million, GAAP operating income of between $23 million and $27 million, and Adjusted EBITDA between $38 million and $42 million.

●
The Gilat Board of Directors expects to declare a cash dividend estimated at $25 million (or approximately $0.45 per share), subject to final approval of our audited financial statements to be issued in March 2019. Under the Israeli Companies Law such a dividend will be based on the Company meeting the criteria set out in the Israeli Companies Law.

Yona Ovadia, CEO of Gilat, commented:
“I am pleased to report that our strong fourth quarter concludes a year of important progress for Gilat as we advanced our business strategy and achieved substantial profitability growth.

“We were successful in achieving our objectives through our continued focus on our growth engines of Broadband, Mobile Cellular Backhaul and Mobility IFC, along with continued efforts to drive costs out of the business.

“We secured significant Broadband business around the globe over the past year including: NBN in Australia, Gazprom in Russia, ChinaSatcom in China, LASCOM in Japan, Hispasat in Latin America and ISRO in India. In the Mobile market, we continued as the front-runner in the LTE/4G satellite backhaul market with expansion of projects with existing customers and additional contract wins such as Telstra in Australia. In the Mobility market, we reached an important milestone with our dual-band aero terminal by passing the standard for the environmental testing of avionics hardware and receiving the DO-160 certification. Lastly, we continued investing in product leadership, as demonstrated by the successful trials for aero and maritime connectivity solutions over Telesat's phase 1 LEO satellite, as well as the announcement of the 5G-ready powerful solution that provides new levels of speeds and capabilities, in support of the growing demand of data consumption.

“Further, we executed our plan to improve profitability, with the result that GAAP operating income for full-year 2018 increased 96.0% from 2017, while Adjusted EBITDA rose 34.6% and GAAP net income reached $18.4 million or $0.33 per diluted share.”

Mr. Ovadia concluded:

“Looking at 2019, we will continue our focus on improving profitability, by further developing and expanding our existing growth engines, as we see continued reception to our services and solutions. As the market constantly evolves and requires higher throughputs and greater efficiency, we will also continue to invest substantially in R&D and in our product roadmap, to maintain product leadership especially in the era of NGSO and 5G.

“I am pleased to say that we have a substantial pipeline going into 2019, which is reflected in our management objectives that include further revenue and profitability growth for the year, even with a significant investment in R&D.

“I am also pleased to say that with this continued and significant progress and the strength of the Gilat balance sheet, the Board is planning to award a cash dividend to shareholders while maintaining our ample liquidity to fund future growth."

Key Recent Announcements:
●	Gilat Demonstrates Exceptional Maritime Connectivity over Telesat’s Phase 1 LEO Satellite

●	Gilat Awarded Multi-Year Contract for Broadband Solution Over ISRO’s GSAT-11 Satellite Covering India

●	Gilat Launches 5G-Ready Satellite Backhaul Solution

●	Dish Mexico Selects Gilat and Hispasat for Delivery of High-Quality Broadband Services to the People of Mexico

●	LASCOM Awards Gilat Multi-Million Dollar Project for Japan’s Next Generation Disaster Response Platform

●	Gilat’s Dual-Band Aero Terminal Receives DO-160 Certification

Conference Call and Webcast Details:

Gilat management will host a conference call today, Tuesday, February 12, to discuss fourth quarter and full year 2018 results.  The details are as follows:

Date: Start: Dial-in:	Tuesday, February 12, 2019 09:30 AM EST / 16:30 IST US: 1-888-668-9141 International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq4-2018.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start: End: Dial-in:	February 12, 2019 at 12:00 PM EST / 19:00 IST February 17, 2019 at 12:00 PM EST / 19:00 IST US: 1-888-326-9310 International: (972) 3-925-5901

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, litigation expenses, income related to trade secrets claims and expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2019. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Twelve months ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited

Revenues	$266,391	$282,756	$69,729	$82,652
Cost of revenues	172,354	200,261	43,715	57,416

Gross profit	94,037	82,495	26,014	25,236

Research and development expenses	34,449	29,433	9,169	8,785
Less - grants	1,426	1,419	222	599
Research and development expenses, net	33,023	28,014	8,947	8,186
Selling and marketing expenses	22,706	23,759	5,497	6,572
General and administrative expenses	17,024	19,861	4,061	4,835

Total operating expenses	72,753	71,634	18,505	19,593

Operating income	21,284	10,861	7,509	5,643

Financial expenses, net	(4,298)	(4,307)	(1,132)	(1,138)

Income before taxes on income	16,986	6,554	6,377	4,505

Taxes on income (tax benefit)	(1,423)	(247)	1,082	1,102

Net income	$18,409	$6,801	$5,295	$3,403

Basic earnings per share	$0.34	$0.12	$0.10	$0.06

Diluted earnings per share	$0.33	$0.12	$0.09	$0.06

Weighted average number of shares used in
computing earnings per share
Basic	54,927,272	54,680,822	55,134,977	54,719,903
Diluted	55,752,642	54,851,967	55,962,447	55,237,923

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2018			December 31, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$26,014	269	$26,283	$25,236	1,212	$26,448
Operating expenses	18,505	(91)	18,414	19,593	(160)	19,433
Operating income	7,509	360	7,869	5,643	1,372	7,015
Income before taxes on income	6,377	360	6,737	4,505	1,318	5,823
Net income	$5,295	360	$5,655	$3,403	1,318	$4,721

Basic earnings per share	$0.10	$-	$0.10	$0.06	$0.03	$0.09

Diluted earnings per share	$0.09	$0.01	$0.10	$0.06	$0.03	$0.09

Weighted average number of shares used in
computing earnings per share
Basic	55,134,977		55,134,977	54,719,903		54,719,903
Diluted	55,962,447		56,160,425	55,237,923		55,507,634

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation income and tax benefit under amnesty program.

	Three months ended	Three months ended
	December 31, 2018	December 31, 2017
	Unaudited	Unaudited

GAAP net income	$5,295	$3,403

Gross profit
Non-cash stock-based compensation expenses	37	17
Amortization of intangible assets related to acquisition transactions	232	1,195
	269	1,212
Operating expenses
Non-cash stock-based compensation expenses	239	213
Amortization of intangible assets related to acquisition transactions	52	125
Trade secrets litigation income	(200)	-
Tax benefit under amnesty program	-	(178)
	91	160

Finance and taxes on income under amnesty program	-	(54)

Non-GAAP net income	$5,655	$4,721

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31, 2018			Twelve months ended December 31, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$94,037	2,967	$97,004	$82,495	4,832	$87,327
Operating expenses	72,753	(896)	71,857	71,634	(2,802)	68,832
Operating income	21,284	3,863	25,147	10,861	7,634	18,495
Income before taxes on income	16,986	3,863	20,849	6,554	7,817	14,371
Net income	$18,409	(248)	$18,161	$6,801	7,817	$14,618

Basic earnings per share	$0.34	$(0.01)	$0.33	$0.12	$0.15	$0.27

Diluted earnings per share	$0.33	$(0.01)	$0.32	$0.12	$0.15	$0.27

Weighted average number of shares used in
computing earnings per share
Basic	54,927,272		54,927,272	54,680,822		54,680,822
Diluted	55,752,642		55,962,811	54,851,967		55,014,640

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses or income, tax expenses under amnesty program and initial recognition of deferred tax asset with respect to carry forward losses.

	Twelve months ended	Twelve months ended
	December 31, 2018	December 31, 2017
	Unaudited	Unaudited

GAAP net income	$18,409	$6,801

Gross profit
Non-cash stock-based compensation expenses	114	56
Amortization of intangible assets related to acquisition transactions	2,853	4,776
	2,967	4,832
Operating expenses
Non-cash stock-based compensation expenses	892	800
Amortization of intangible assets related to acquisition transactions	204	679
Trade secrets litigation expenses (income)	(200)	873
Tax expenses under amnesty program	-	450
	896	2,802

Finance and taxes on income under amnesty program	-	183
Tax benefit adjustment	(4,111)	-

Non-GAAP net income	$18,161	$14,618

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP operating income	$21,284	$10,861	$7,509	$5,643
Add (deduct):
Non-cash stock-based compensation expenses	1,006	856	276	230
Trade secrets litigation expenses (income)	(200)	873	(200)	-
Tax expenses (benefit) under amnesty program	-	450	-	(178)
Depreciation and amortization	13,149	13,140	2,944	3,256

Adjusted EBITDA	$35,239	$26,180	$10,529	$8,951

SEGMENT REVENUE:

	Twelve months ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited

Fixed Networks	$144,208	$116,105	$35,421	$34,698
Mobility Solutions	97,180	88,397	29,555	32,600
Terrestrial Infrastructure Projects	25,003	78,254	4,753	15,354

Total revenue	$266,391	$282,756	$69,729	$82,652

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,381	$52,957
Restricted cash	32,305	29,288
Restricted cash held by trustees	4,372	4,325
Trade receivables, net	94,924	108,842
Inventories	21,109	28,853
Other current assets	26,022	19,415

Total current assets	246,113	243,680

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	146	187
Severance pay funds	6,780	8,188
Long term deferred tax asset	4,127	861
Other long term receivables	7,276	7,217

Total long-term investments and receivables	18,329	16,453

PROPERTY AND EQUIPMENT, NET	84,403	82,246

INTANGIBLE ASSETS, NET	2,434	5,709

GOODWILL	43,468	43,468

TOTAL ASSETS	$394,747	$391,556

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,458	$4,479
Trade payables	24,636	33,715
Accrued expenses	67,533	75,270
Advances from customers and deferred revenues	29,133	16,721
Advances from customers, held by trustees	-	1,416
Other current liabilities	14,588	20,044

Total current liabilities	140,348	151,645

LONG-TERM LIABILITIES:
Accrued severance pay	6,649	7,999
Long-term loans, net of current maturities	8,098	12,582
Other long-term liabilities	580	1,008

Total long-term liabilities	15,327	21,589

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,625	2,601
Additional paid-in capital	924,856	921,726
Accumulated other comprehensive loss	(5,380)	(3,046)
Accumulated deficit	(683,029)	(702,959)

Total shareholders' equity	239,072	218,322

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$394,747	$391,556

(*) Certain comparative figures have been reclassified to conform to the current year presentation.The reclassification had no effect on previously reported net income or shareholders' equity.

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (*)
U.S. dollars in thousands

	Twelve months ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income	$18,409	$6,801	$5,295	$3,403
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	13,149	13,140	2,944	3,256
Capital loss from disposal of property and equipment	761	245	665	110
Stock-based compensation of options and RSU's	1,006	856	276	230
Accrued severance pay, net	57	118	12	(11)
Exchange rate differences on long-term loans	(34)	186	(10)	35
Deferred income taxes, net	(3,671)	189	744	489
Decrease (increase) in trade receivables, net	13,090	(19,588)	(9,119)	(22,421)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(4,917)	(9,147)	1,007	(5,307)
Decrease (increase) in inventories	5,257	(10,763)	4,423	(1,534)
Increase (decrease) in trade payables	(8,926)	4,087	3,323	5,169
Increase (decrease) in accrued expenses	(7,206)	19,633	(2,283)	4,978
Increase (decrease) in advance from customers	9,899	(18,959)	(1,230)	(7,245)
Decrease in advances from customers, held
by trustees	(1,478)	(6,185)	-	(3,845)
Increase (decrease) in other current liabilities and other long term liabilities	(3,379)	2,164	(2,057)	1,806
Net cash provided by (used in) operating activities	32,017	(17,223)	3,990	(20,887)

Cash flows from investing activities:
Purchase of property and equipment	(10,759)	(3,692)	(2,854)	(284)
Net cash used in investing activities	(10,759)	(3,692)	(2,854)	(284)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	2,149	661	511	92
Repayment of long-term loans	(4,470)	(4,673)	(114)	(145)
Net cash provided by (used in) financing activities	(2,321)	(4,012)	397	(53)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,490)	51	(652)	(204)

Increase (decrease) in cash, cash equivalents and restricted cash	17,447	(24,876)	881	(21,428)

Cash, cash equivalents and restricted cash at the beginning of the period	86,757	111,633	103,323	108,185

Cash, cash equivalents and restricted cash at the end of the period	$104,204	$86,757	$104,204	$86,757

(*) In November 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”,which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard during the first quarter of 2018 using the retrospective transition method,as required by the new standard.

The following table provides a reconciliation of cash and cash equivalents, restricted cash, restricted cash held by trustees and long term restricted cash reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	December 31,
	2018	2017
	Unaudited	Audited

Cash and cash equivalents	$67,381	$52,957
Restricted cash	32,305	29,288
Restricted cash held by trustees	4,372	4,325
Long term restricted cash	146	187
Cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$104,204	$86,757